UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Carbylan Therapeutics, Inc.

File No. 333-201278 - CF#31689

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Carbylan Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an exhibit to a Form S-1 registration statement filed on December 29, 2014.

Based on representations by Carbylan Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary